NRG Energy, Inc.

211 Carnegie Center

Princeton, NJ 08540

May 1, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention:	Mara L. Ransom
Lisa Kohl
Jarrett Torno
Andrew Mew
Yong Kim
Jennifer Thompson

Re:                             NRG Energy, Inc.
Registration Statement on Form S-4

Filed March 22, 2013

File No. 333-187445

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-15891

GenOn Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-16455

GenOn Americas Generation, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 333-63240

GenOn Mid-Atlantic, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 333-61668

Ladies and Gentlemen:

On behalf of NRG Energy, Inc. (the “Company”), I refer to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 19, 2013, containing comments on the above-referenced filings.  As discussed with Ms. Lisa Kohl on April 30, 2013, the Company requested additional time to provide a response to the aforementioned letter in order to allow the Company sufficient time to adequately address the comments raised by the Staff.  Based on the discussion with Ms. Kohl, the Company plans to provide a response to the Commission on or before May 10, 2013. Thank you for this courtesy.

If you require additional information, please feel free to call me at (609) 524-4500.

Sincerely,

/s/ David R. Hill

David R. Hill
Executive Vice President and General Counsel
NRG Energy, Inc.

cc:	Gerald T. Nowak, P.C.
Paul Zier
Kirkland & Ellis LLP